UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SignalSoft Corporation
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   82668M 10 2
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 9

CUSIP No.    82668M 10 2
          -----------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Charles P. Waite, Jr.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power                       46,000 *
Shares
Beneficially
Owned by       6.   Shared Voting Power                    195,111
Each
Reporting
Person With    7.   Sole Dispositive Power                  46,000 *


               8.   Shared Dispositive Power               195,111

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         241,111 *


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..............................[X]


11.    Percent of Class Represented by Amount in Row (9)

         less than 1% *


12.    Type of Reporting Person (See Instructions)

         IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 46,000 shares.

                                                                          2 of 9

CUSIP No.    82668M 10 2
          -----------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Olympic Venture Partners III, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power                      1,934,725
Shares
Beneficially
Owned by       6.   Shared Voting Power                            0
Each
Reporting
Person With    7.   Sole Dispositive Power                 1,934,725


               8.   Shared Dispositive Power                       0

--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,934,725


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..............................[X]


11.    Percent of Class Represented by Amount in Row (9)

         7.7%


12.    Type of Reporting Person (See Instructions)

         PN

                                                                          3 of 9

CUSIP No.    82668M 10 2
          -----------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         OVP III Entrepreneurs Fund, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power                       98,456
Shares
Beneficially
Owned by       6.   Shared Voting Power                          0
Each
Reporting
Person With    7.   Sole Dispositive Power                  98,456


               8.   Shared Dispositive Power                     0

--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         98,456


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..............................[X]


11.    Percent of Class Represented by Amount in Row (9)

         less than 1%


12.    Type of Reporting Person (See Instructions)

         PN

                                                                          4 of 9

CUSIP No.    82668M 10 2
          -----------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Olympic Venture Partners IV, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power                     1,133,068
Shares
Beneficially
Owned by       6.   Shared Voting Power                           0
Each
Reporting
Person With    7.   Sole Dispositive Power                1,133,068


               8.   Shared Dispositive Power                      0

--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,133,068


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..............................[X]


11.    Percent of Class Represented by Amount in Row (9)

         4.5%


12.    Type of Reporting Person (See Instructions)

         PN


                                                                          5 of 9

CUSIP No.    82668M 10 2
          -----------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         OVP IV Entrepreneurs Fund, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power                       56,405
Shares
Beneficially
Owned by       6.   Shared Voting Power                          0
Each
Reporting
Person With    7.   Sole Dispositive Power                  56,405


               8.   Shared Dispositive Power                     0

--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         56,405


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..............................[X]


11.    Percent of Class Represented by Amount in Row (9)

         less than 1%


12.    Type of Reporting Person (See Instructions)

         PN

                                                                          6 of 9

Item 4.   Ownership.

Charles P. Waite, Jr.:

(a) Amount beneficially owned:        241,111 *

(b) Percent of class:             less than 1% *

(c) Number of shares as to which the person has:

    (i)  Sole power to vote or to direct the vote                    46,000*

    (ii)  Shared power to vote or to direct the vote                195,111

    (iii) Sole power to dispose or to direct the disposition of      46,000*

    (iv)  Shared power to dispose or to direct the disposition of    195,111

     * Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 46,000 shares.

Olympic Venture Partners III, L.P.:

(a) Amount beneficially owned:      1,934,725

(b) Percent of class:                    7.7%

(c) Number of shares as to which the person has:

    (i)  Sole power to vote or to direct the vote                 1,934,725

    (ii) Shared power to vote or to direct the vote                   - 0 -

    (iii)Sole power to dispose or to direct the disposition of    1,934,725

    (iv) Shared power to dispose or to direct the disposition of      - 0 -


OVP III Entrepreneurs Fund, L.P.:

(a) Amount beneficially owned:         98,456

(b) Percent of class:            less than 1%

(c) Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote                 98,456

    (ii)  Shared power to vote or to direct the vote                - 0 -

    (iii) Sole power to dispose or to direct the disposition of    98,456

    (iv)  Shared power to dispose or to direct the disposition of   - 0 -


Olympic Venture Partners IV, L.P.:

(a) Amount beneficially owned:      1,133,068

(b) Percent of class:                    4.5%

(c) Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote                1,133,068

    (ii)  Shared power to vote or to direct the vote                  - 0 -

                                                                          7 of 9

    (iii) Sole power to dispose or to direct the disposition of   1,133,068

    (iv)  Shared power to dispose or to direct the disposition of     - 0 -


OVP IV Entrepreneurs Fund, L.P.:

(a) Amount beneficially owned:         56,405

(b) Percent of class:            less than 1%

(c) Number of shares as to which the person has:

    (i)  Sole power to vote or to direct the vote                    56,405

    (ii) Shared power to vote or to direct the vote                   - 0 -

    (iii)Sole power to dispose or to direct the disposition of       56,405

    (iv) Shared power to dispose or to direct the disposition of      - 0 -


                                                                          8 of 9

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G is filed jointly on behalf of each of Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P.


Date:    February 13, 2002              /s/ Charles P. Waite, Jr.
                                            ------------------------------------
                                            Charles P. Waite, Jr.


Date:    February 13, 2002              Olympic Venture Partners III, L.P.
                                        By: OVMC III L.P., its General Partner


                                        By:  /s/ Charles P. Waite, Jr.
                                           -------------------------------------
                                        Name: Charles P. Waite, Jr.
                                        Title: General Partner


Date:    February 13, 2002              OVP III Entrepreneurs Fund, L.P.
                                        By: OVMC III L.P., its General Partner


                                        By:  /s/ Charles P. Waite, Jr.
                                             -----------------------------------
                                        Name: Charles P. Waite, Jr.
                                        Title: General Partner


Date:    February 13, 2002              Olympic Venture Partners IV, L.P.
                                        By: OVMC IV LLC, its General Partner


                                        By:  /s/ Charles P. Waite, Jr.
                                             -----------------------------------
                                        Name: Charles P. Waite, Jr.
                                        Title: Managing Member


Date:    February 13, 2002              OVP IV Entrepreneurs Fund, L.P.
                                        By: OVMC IV LLC, its General Partner


                                        By:  /s/ Charles P. Waite, Jr.
                                             -----------------------------------
                                        Name:  Charles P. Waite, Jr.
                                        Title: Managing Member